

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 21, 2015

Martin J. Geitz
President and Chief Executive Officer
SBT Bancorp, Inc.
86 Hopmeadow Street
P.O. Box 248
Simsbury, CT 06070

> **Re: SBT Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 24, 2015**
> **File No. 333-206533**

Dear Mr. Geitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please fill in all blanks in your registration statement that are not considered pricing information under Section 430A of the Securities Act.

Cautionary Note Regarding Forward-Looking Statements, page 16

2. Please move this section to precede the Risk Factors section.

3. Section 27A (b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking

statements does not apply to statements made in connection with an initial public offering. Please either:

- delete any reference to the Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the save harbor does not apply to initial public offerings.

The Offering, page 5

4. Disclose here or elsewhere in the Summary or Prospectus Cover Page the limited trading market for the shares

Use of Proceeds, page 21

5. We note the disclosure here and in the summary that proceeds will be used to support the growth and expansion of the Bank. Revise both here and in the summary section, as appropriate, to provide specific, detailed disclosure on the use of proceeds for any current or future expansion, including acquisitions, and to quantify the amounts that may be used for each purpose. Please clarify any current plans, understandings or arrangements for the Bank's expansion into the West Hartford, Connecticut or state that there are none. See Item 504 of Regulation S-K.

Compensation and Other Matters

Executive Compensation, page 79

6. Please describe the bonus arrangements for the named executive officers. We note bonuses are paid in every year.

7. Please reconcile the disclosure under the Summary Compensation Table, Equity Awards on page 83 and the Outstanding Equity Awards at June 30, 2015 table on page 84. We cannot locate the equity awards described in the narrative within either table. Please revise or advise.

Certain Transactions With Related Persons, page 85

8. Please revise to clarify whether the loans are made on terms no more favorable than those offered to *persons not related to the Banks*, rather than to the "other persons." For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Security Ownership Of Certain Beneficial Owners And Management, page 87

9. Please disclose that the table does not include any shares purchased in the Directed Share Program or revise to disclose how the ownership will change after the offering.

Directed Share Program, page 90

10. Please advise us who is administering the directed share program.

Exhibits

11. Please file any outstanding exhibits, including your legality opinion, with your next
    amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney
Office of Financial Services I